20010389

SE

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69886

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: 8 Rivers Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

406 Blackwell Street
(No. and Street)

Durham (City) NC (State) 27701 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

G. William Brown Jr 919 667 1800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cree Alessandri & Strauss CPAs LLC
(Name – *if individual, state last, first, middle name*)

20 Walnut St #313 (Address) Wellesley (City) MA (State) 02481 (Zip Code)

SEC Mail Processing
FEB 28 2020
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, G. William Brown, Jr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of 8 Rivers Advisors, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

ALEXIS GORE NOTARY PUBLIC DURHAM COUNTY, NC

[signature]
Signature

CEO
Title

[signature] Exp 9-10-22
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

8 RIVERS ADVISORS, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2019

CONTENTS

Cree Alessandri & Strauss
Certified Public Accountants LLC

Report of Independent Registered Public Accounting Firm

To the Member of
8 Rivers Advisors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of 8 Rivers Advisors, LLC as of December 31, 2019, the related statements of operations, changes in Member's equity and cash flows for the year ended December 31, 2019, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of 8 Rivers Advisors, LLC, as of December 31, 2019, and the results of its operations and its cash flows for the year ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of 8 Rivers Advisors, LLC's management. Our responsibility is to express an opinion on 8 Rivers Advisors, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to 8 Rivers Advisors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Supplemental Schedule I - Computation of Net Capital Under SEC Rule 15c3-1 (page 10), has been subjected to audit procedures performed in conjunction with the audit of 8 Rivers Advisors, LLC's financial statements. The supplemental information is the responsibility of 8 Rivers Advisors, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Schedule I- Computation of Net Capital Under SEC Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cree Alessandri + Strauss

We have served as 8 Rivers Advisors, LLC's auditor since December 31, 2018.

Cree Alessandri & Strauss CPAs LLC
February 11, 2020

20 Walnut Street, Suite 301, Wellesley Hills, MA 02481
T: 781-480-1517 F: 781-480-1525 www.cascpallc.com

8 Rivers Advisors, LLC
Statement of Financial Condition
December 31, 2019

Assets

Cash	$	31,044
Prepaid expenses		3,975
Total Assets	$	35,019

Liabilities and Member's Equity

Accounts payable and accrued expenses	$	5,774
Total liabilities		5,774
Member's equity		29,245
Total Liabilities and Member's Equity	$	35,019

The Report of the Independent Registered Public Accounting Firm and notes are an integral part of these financial statements.

8 Rivers Advisors, LLC
Statement of Operations
For the year ended December 31, 2019

Revenues:	
	$ -
Total Operating revenue	-
Expenses:	
Consulting and professional fees	78,907
Employee Compensation	71,037
Other	2,321
Regulatory fees	15,264
Rent	2,304
Travel	1,983
Communications and computer expense	7,382
Total Operating expenses	179,198
Net (loss)	$ (179,198)

8 Rivers Advisors, LLC
Statement Of Changes In Member's Equity
For the year ended December 31, 2019

Member's equity, January 1, 2019	$	79,102
Net income (loss)		(179,198)
Member's capital contributions		129,341
Member's equity, December 31, 2019	$	29,245

The Report of the Independent Registered Public Accounting Firm and notes are an integral part of these financial statements.

8 Rivers Advisors, LLC
Statement Of Cash Flows
For the year ended December 31, 2019

Cash flows from operating activities:		
Net income (loss)	$	(179,198)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:		
Depreciation		-
Changes in operating assets and liabilities:		
(Increase) decrease in:		
Prepaid expenses		(771)
Increase (decrease) in:		
Accounts payable and accrued expenses		(1,422)
Net cash provided (used) by operating activities		(181,390)
Cash flows from financing activities:		
Member's contributions		129,341
Net cash provided (used) by financing activities		129,341
Net decrease in cash		(52,049)
Cash, beginning of year		83,093
Cash, end of year	$	31,044

The Report of the Independent Registered Public Accounting Firm and notes are an integral part of these financial statements.

8 Rivers Advisors, LLC
Notes to Financial Statements
December 31, 2019

NOTE 1 – DESCRIPTION OF THE COMPANY

8 Rivers Advisors, LLC (the "Company") formed on July 8, 2016 is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority (FINRA). The Company engages in the private placement of securities and corporate finance advisory services. The Company received its FINRA approval for membership on November 1, 2017. The Company is exempt from rule 15c3-3 of the SEC under paragraph (k)(2)(i) of that rule.

NOTE 2 – DEVELOPMENT STAGE OPERATIONS

In June 2014 the FASB issued ASU-2014. The Company has elected early application of ASU-2014.10 which eliminates the disclosure and presentation requirements of development stage entities.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents:
The Company considers all money market accounts, time deposits and certificate of deposits purchased with original maturities of three months or less to be cash equivalents.

Property and Equipment
Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the related assets.

Revenue and Expense Recognition:
Revenues are recognized as earned and realization is reasonably assured. Expenses are recognized as incurred.

Income Taxes:
The company is a single member LLC and is a disregarded entity for income tax purposes. The net income or net loss is reported for federal and state purposes by the single member.

Estimates:
The preparation of financial statements in conformity with accounting principals generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

8 Rivers Advisors, LLC
Notes to Financial Statements
December 31, 2019

NOTE 4 – FINANCIAL INSTRUMENTS

Financial instruments that potentially subject the Company to concentrations of credit risk consists principally of cash. The Company maintains its cash in bank accounts, the balances of which, at times, may exceed Federal insured limits. Exposure to credit risk is reduced by placing such deposits in high quality financial institutions. The carrying amounts of financial instruments including cash, accounts payable and accrued expenses approximate fair value as of December 31, 2019, because of the relatively short maturity of these instruments.

NOTE 5 – NET CAPITAL REQUIREMENT

The Company is a registered broker-dealer and, accordingly, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of a minimum net capital of 6-2/3% of aggregate indebtedness, as defined or $5,000, whichever is greater. At December 31, 2019, the Company had net capital of $25,270 which was $20,270 in excess of its required net capital of $5,000.

NOTE 6 – RELATED PARTY TRANSACTIONS

Pursuant to an administrative service agreement (the "Agreement") between the Company and its parent, the Company pays a monthly fee for utilizing certain resources of the affiliate. The Company was charged $79,341 to cover office & facilities and support services for the 12 months ended December 31, 2019. At December 31, 2019 the Company owed its affiliate $0

NOTE 7 – EXEMPTION FROM RULE 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to the exemptive provisions of subparagraph (k)(2)(i).

The Company is subject to the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities from inception through December 31, 2019.

NOTE 8 – COMMITMENTS & CONTINGENCIES

The Company has no commitments & contingencies at December 31, 2019.

8 Rivers Advisors, LLC
Notes to Financial Statements
December 31, 2019

NOTE 9 – SUBSEQUENT EVENTS

The Company has evaluated the need for disclosures and/or adjustments resulting from subsequent events through February 11, 2020, the date the financial statements were issued. Based on this evaluation, no disclosures or adjustments were required to the financial statements as of December 31, 2019.

SUPPLEMENTARY INFORMATION

8 Rivers Advisors, LLC
Supplemental Schedule I
Computation Of Net Capital Pursuant To
Uniform Net Capital Rule 15c3-1
December 31, 2019

Member's equity	$	29,245
Non-allowable assets:		
Prepaid expenses		(3,975)
Net capital before haircuts		25,270
Haircuts on securities		-
Net capital		25,270
Minimum capital requirements the greater of 6-2/3% aggregate indebtedness of $5,774 or $5,000		5,000
Excess net capital	$	20,270
Ratio of aggregate indebtedness to net capital		.23 to 1
Aggregate Indebtedness		
Accounts payable and accrued expenses	$	5,774
Total aggregate indebtedness	$	5,774

Reconciliation of net capital:		
Net capital as reported in Company's unaudited part IIA of the Focus Report	$	25,270
Rounding		-
Net capital per report pursuant to Rule 17a-5 (d)	$	25,270

The Report of the Independent Registered Public Accounting Firm and notes are an integral part of these financial statements.

Cree Alessandri & Strauss
Certified Public Accountants LLC

Review Report of Independent Registered Public Accounting Firm
(required by SEC Rule 17a-5 for a Broker-Dealer
claiming an exemption from SEC Rule 15c3-3)

To: Member of
8 Rivers Advisors, LLC

We have reviewed management's statement, included in the accompanying "Financial and Operational Combined Uniform Single Report – Part IIA, Exemptive Provision under Rule 15c3-3" in which (1) 8 Rivers Advisors, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which 8 Rivers Advisors, LLC claimed an exemption from 17 C.F.R. §240.15c3-3 (k) (2) (ii) (exemption provisions) and (2) 8 Rivers Advisors, LLC stated that 8 Rivers Advisors, LLC met the identified exemption provisions throughout the most recent year ended December 31, 2019, without exception. 8 Rivers Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about 8 Rivers Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cree Alessandri & Strauss

We have served as 8 Rivers Advisors, LLC's auditor since December 31, 2018.

Cree Alessandri & Strauss CPAs LLC
February 11, 2020

20 Walnut Street, Suite 301, Wellesley Hills, MA 02481
T: 781-480-1517 F: 781-480-1525 www.cascpallc.com

Assertions Regarding Exemption Provisions

We, as members of management of 8 Rivers Advisors, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period January 1, 2019 to December 31, 2019.

8 Rivers Advisors, LLC

By:

Glenn W. Brown, JR, President/CEO

2/5/2020
(Date)

Cree Alessandri & Strauss
Certified Public Accountants LLC

February 11, 2020

To the Member of 8 Rivers Advisors, LLC

In connection with our audit of the financial statements and supplemental information of 8 Rivers Advisors, LLC for the year ended December 31, 2019, we issued our report thereon dated February 11, 2020. Professional standards require that we provide you with the following information related to our audit.

Significant and Critical Accounting Policies and Practices

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The Company's significant accounting policies are disclosed in the notes to the financial statements as required by generally accepted accounting principles in the United States pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. No new accounting policies were adopted, and the application of existing accounting policies was not changed during fiscal year 2019. We noted no transactions entered into by the Company during the year for which accounting policies are controversial or for which there is a lack of authoritative guidance or consensus or diversity in practice.

Critical accounting policies and practices are those that are both most important to the portrayal of the Company's financial condition and results and require management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. The critical accounting policies used by 8 Rivers Advisors, LLC in its 2019 financial statements are described in Note 2 to the financial statements and relate to the policies the Company uses to account for the reasons certain policies and practices are considered critical, and how future events might affect the determination of whether certain policies and practices are considered critical.

Critical Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Critical accounting estimates are estimates for which (1) the nature of the estimate is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and (2) the impact of the estimate on financial condition or operating performance is material. The Company's accounting estimate(s) affecting the financial statements was in reference to the amortization of prepaid expenses.

> Management's estimate of the prepaid expenses is based on the term of the expense and the ratable amortization of the prepaid expense. We evaluated the key factors and assumptions used to develop the amortization in determining that it is reasonable in relation to the financial statements taken as a whole.

Significant Unusual Transactions

For purposes of this letter, professional standards define *significant unusual transactions* as transactions that are outside the normal course of business for the Company or that otherwise appear to be unusual due to their timing, size or nature. We noted no significant unusual transactions during our audit.

Related-party Relationships and Transactions

As part of our audit, we evaluated the Company's identification of, accounting for, and disclosure of the Company's relationships and transactions with related parties as required by professional standards. We noted no related parties or related-party relationships or transactions that were previously undisclosed to us; significant related-party transactions that have not been approved in accordance with the Company's policies or procedures or for which exceptions to the Company's policies or procedures were granted; or significant related-party transactions that appeared to lack a business purpose.

20 Walnut Street, Suite 301, Wellesley Hills, MA 02481
T: 781-480-1517 F: 781-480-1525 www.cascpallc.com

Quality of the Company's Financial Reporting

Management is responsible not only for the appropriateness of the accounting policies and practices, but also for the quality of such policies and practices. Our responsibility under professional standards is to evaluate the qualitative aspects of the company's accounting practices, including potential bias in management's judgments about the amounts and disclosures in the financial statements, and to communicate the results of our evaluation and our conclusions to you. Our evaluation concluded that the presentation of the financial statements and the related disclosures are in conformity with accounting principles general accepted in the United States (GAAP).

Uncorrected and Corrected Misstatements

Professional standards require us to accumulate misstatements identified during the audit, other than those that are clearly trivial, and to communicate accumulated misstatements to management. In our judgment we did not find any misstatements that needed to be corrected.

Auditor's Report

In connection with the audit of the financial statements, we have provided you a draft of our auditor's report and have discussed with you the draft of the audit report.

Exceptions to Exemption Provisions

In connection with our review of the Company's Assertion Regarding Exemption Provisions for the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i), we did not identify any exceptions to the exemption provisions that would cause the Company's assertions not to be fairly stated, in all material respects.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditor's report. We are pleased to report that no disagreements with management arose during the course of our audit.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Supplemental Information

Based on the regulatory requirements of SEC Rule 17a-5, the Company presents Supplemental Schedule I Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1at December 31, 2018 that accompanies the financial statements. We subjected that supplemental information to audit procedures in accordance with *AS 2701, Auditing Supplemental Information Accompanying Audited Financial Statements*. Based on our audit procedures performed, the supplemental information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

This information is intended solely for the use of the Audit Committee, Board of Directors, and management of 8 Rivers Advisors, LLC and is not intended to be, and should not be, used by anyone other than these specified parties.

Very truly yours,

Cree Alessandri + Strauss

Cree Alessandri & Strauss CPAs LLC

Cree Alessandri & Strauss, Certified Public Accountants LLC
20 Walnut Street, Suite 301, Wellesley Hills, MA 02481
T: 781-480-1517 F: 781-480-1525 www.cascpallc.com

Cree Alessandri & Strauss
Certified Public Accountants LLC

February 11, 2020

G. William Brown, Jr., President
8 Rivers Advisors, LLC
406 Blackwell Street
4th Floor, Crowe Building
Durham, NC 27701

Dear William,

PCAOB Rule 3520, *Communication with Audit Committees Concerning Independence,* requires that we disclose to you in writing, at least annually, all relationships between our firm and 8 Rivers Advisors, LLC (the Company) and its related entities or persons in financial reporting oversight roles at your company that may reasonably be thought to bear on independence.

The following is a description of such relationships as of January 1, 2019 through February 11, 2020 of which we are aware that are relevant to our audit of the Company's financial statements and internal control over financial reporting for the year ended December 31, 2019:

- We are not aware of any such relationships.

We confirm that we are independent of the Company in compliance with Rule 3520 and within the meaning of the federal securities laws administered by the Securities and Exchange Commission.

As further required by PCAOB Rule 3520, we will be pleased to discuss the potential effect of such relationships on our independence with respect to the Company with you at any time.

This letter is intended solely for use by you and other members of the Board of Directors in your consideration of our independence as auditors and should not be used for any other purpose.

Very truly yours,

Cree Alessandri + Strauss

Cree Alessandri & Strauss CPAs LLC

20 Walnut Street, Suite 301, Wellesley Hills, MA 02481
T: 781-480-1517 F: 781-480-1525 www.cascpallc.com